September 19, 2024

Cosmin Pitigoi
Chief Financial Officer
Flywire Corp
141 Tremont St #10
Boston, MA 02111

        Re: Flywire Corp
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended June 30, 2024
            File No. 001-40430
Dear Cosmin Pitigoi:

       We have reviewed your September 12, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Response Letter Dated September 12, 2024
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 44

1. Refer to your response to comment 6 and the intended revised disclosure therein. It appears operating cash flows materially worsened by almost $32 million between the six months ended June 30, 2024 and June 30, 2023. Though you state you will explain the underlying reasons and implications of material changes in operating cash flows between periods, it appears the focus of your intended revised disclosure is how operating cash flows are derived for each period. For the $32 million change noted above, it appears the primary factors are changes in funds receivable from payment partners and funds payable to clients, but we did not note any specific discussion in your intended revised disclosure
 September 19, 2024
Page 2

       about their impact on the change. Please ensure your disclosure is a comparative analysis of the change in operating cash flows between periods and all material factors impacting the change are discussed. Also, in your intended revised disclosure it is not clear how non-cash items explains changes in cash or the correlation between changes in operating assets and liabilities and revenue growth. Please clarify. Please contact Robert Shapiro at 202-551-3273 or Doug Jones at
202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services